EXHIBIT 99.3

April 16, 2020

By EDGAR

Wheaton Precious Metals Corp.
Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3

RE:     Wheaton Precious Metals Corp. Prospectus Supplement dated April 16, 2020

Dear Sirs/Mesdames:

We refer you to the prospectus supplement dated April 16, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus of Wheaton Precious Metals Corp. dated May 3, 2019, forming part of the Registration Statement on Form F-10 (Registration No. 333-230782) filed by Wheaton Precious Metals Corp. with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our opinions under the heading “Certain Canadian Federal Income Tax Considerations” and to the references to our name under the headings “Interests of Experts” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP